Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: ExxonMobil

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

ExxonMobil [NYSE:XOM]:

Due to the Company’s Failure to Set Adequate Net Zero by 2050 Targets, Realign Investment Plans to Limit Global Warming to 1.5°C, and Ensure Alignment of Policy Influence Activities:

●	Vote AGAINST CEO and Chairman Darren Woods (Item 1.11 ) and

●	Vote AGAINST Lead Director Joseph Hooley (Item 1.07)

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

ExxonMobil (Exxon) is the western world’s largest oil producer.1 Exxon ranked fourth among global oil and gas producers for resources under development in 2021 (with 73 percent of that in unconventional sources), and ranked seventh amongst global oil and gas producers for exploration capital expenditure between 2019 to 2021.2 Exxon is among the 167 target companies named by Climate Action 100+ as the largest global emitters and “key to driving the global net-zero emissions transition.”3

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80 percent of carbon emissions from the U.S. energy system.4 The U.S. is the largest petroleum and fossil gas producer in the world, having overtaken Saudi Arabia and Russia in recent years.5 To stay within the available carbon budget to limit warming to 1.5°C, oil and gas companies must not just decarbonize their own emissions, but global consumption of fossil fuels must fall as well.6 In 2021, the International Energy Agency (IEA) set out the implications of a 1.5°C pathway for the oil and gas sector in its “Net Zero by 2050” scenario (NZE). Under the NZE, fossil fuel use falls dramatically and can be satisfied with existing assets, with no need to invest in new oil and gas fields.7

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to its core business, and greenhouse gas (GHG) emissions reductions have profound strategic implications, the board chair, and lead independent director where the position exists, should be held accountable. ExxonMobil emphasizes the role of the entire board in oversight of climate risk.8 Given Kenneth Frazier’s departure from the board, Joseph Hooley will be taking on the role of Lead Independent Director from the annual meeting onward.9

Failure to set adequate net zero targets

Net zero by 2050 commitment that covers all relevant emissions sources, in particular Scope 3 emissions from the burning of products sold, and on a full equity share basis	X
Net zero commitment has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage	X
Company has adopted robust interim targets, including substantial reductions by 2030	X

In January 2022, Exxon adopted a net zero by 2050 ambition.10 However, this goal only addresses scopes 1 and 2, and does not include scope 3 emissions, thus excluding the emissions generated by the use of the products Exxon sells. Exxon reported at least 650 million tonnes of scope 3 emissions from petroleum product sales in 2020, compared with 111 million tonnes of scope 1 and 2 (“operational”) GHG emissions,5 so scope 3 emissions accounted for at least 85% of the company’s total.11

Exxon had already set medium- and short-term emissions reductions targets: By 2030, to achieve a reduction in corporate-wide GHG emissions intensity by 20-30 percent and absolute emissions by 20 percent, from a 2016 baseline, and to achieve a reduction of upstream GHG emissions intensity by 40-50 percent and absolute emissions by 30 percent, from a 2016 baseline.12 However, these do not meet the Climate Action 100+ Net-Zero Company Benchmark indicators for medium- or short-term targets. The medium-term target covers 95 percent of scope 1 and 2 emissions but not the most relevant scope 3 emissions, and the company’s short-term target (up to 2025) do not specify if it covers 95 percent of scope 1 and 2, or most relevant scope 3 emissions. None of the interim targets are aligned to the goal of limiting warming to 1.5°C.13

Exxon has announced investments ($15 billion from 2022 through 2027) that include carbon capture and storage as well as hydrogen and biofuels.14

Capital allocation and investment plans not aligned with 1.5°C pathways

Company has a plan to realign capital expenditures to meet a net zero decarbonization commitment, including substantial reductions in production in line with the IEA Net Zero by 2050 Scenario.	X

According to the Climate Action 100+ Net-Zero Company Benchmark, Exxon had not, as of December 31, 2021, met any of the indicators for capital allocation alignment.15 To do so, the company would need to align future capital expenditures with its long-term GHG reduction target(s), commit to aligning future capital expenditures with the Paris Agreement’s objective of limiting global warming to 1.5°C, and disclose the methodology it uses for such alignment.

According to Carbon Tracker’s September 2021 analysis, 50-60 percent of Exxon’s 2021-2030 sanctioned and unsanctioned capex (2021-2030) are outside of IEA “Beyond 2 Degrees” (B2DS) Scenario.16 Carbon Tracker has also found that 100 percent of Exxon’s capex for unsanctioned oil fields is outside of the B2DS scenario, which is aligned to limiting warming to 1.65°C, and 95 percent is outside of the IEA “Sustainable Development Scenario” (SDS), aligned with limiting warming to 1.75.17 This places Exxon within the 3rd quartile (1st being least exposed, 4th being most exposed), of the 36 global oil and gas companies analyzed, suggesting that “its oil project options are at a relatively greater risk of becoming stranded assets in a 1.65°C world compared to those of the peer group.”18

To be aligned with the IEA NZE scenario, Exxon’s production in 2030 would need to be 61 percent of 2021 levels.19

Carbon Tracker also analyzed Exxon’s planning case, Outlook for Energy detailed in its Advancing Climate Solutions report,20 and found that its projected oil and gas demand by 2050 is similar to the IEA’s Stated Policies Scenario (STEPS), where global temperature rises 2.7°C by 2100, well in excess of Paris Agreement goals.21

Misalignment of policy influence activities with net zero commitment and 1.5°C pathways

Alignment of policy influence activities with net zero target and limiting warming to 1.5°C	X

As of December 31, 2021, the company had not met the requirements of the Climate Action 100 Net-Zero Company Benchmark for climate policy engagement: the company does not have a Paris Agreement- aligned climate lobbying position, does not have Paris Agreement-aligned lobbying expectations for its trade associations nor a commitment to ensure that the trade associations to which it belongs lobby in line with the goals of the Paris Agreement.22

According to InfluenceMap, the company received a near-failing D- grade for its obstructive policy engagement.23

Exxon is part of an ongoing investigation by the U.S. House Committee on Oversight and Reform on the role of the fossil fuel industry in promoting decades of climate disinformation and preventing meaningful action on climate change.24 The investigation focuses on “ExxonMobil’s role in contributing to climate change and ExxonMobil’s role in supporting disinformation or misleading the public to prevent action to address this global crisis.”25 While this includes Exxon’s role in a decades-long “industry-wide campaign to spread disinformation about the role of fossil fuels in causing global warming,”26 the investigation also focuses on the company’s current climate lobbying as well as assessing “whether the companies’ climate pledges will meet [the goal of reducing emissions], or are instead just the latest example of climate disinformation.”27

Exxon CEO Darren Woods appeared before the committee in October 2021,28 and the committee has asked two board members – Susan Avery and Alexander Karsner – to give testimony at a hearing to take place this spring.29 Dr. Avery and Mr. Karsner have been requested due to their work on sustainability issues with the company,30 and in the request for testimony, committee members noted that “[b]oards of directors of fossil fuel companies have a key governance role to play in addressing the climate crisis by overseeing and guiding companies’ climate strategies, promoting transparency, and holding management accountable to meaningful emissions reductions.”31

At the company’s annual meeting in 2021, 63.8 percent32 of shares voted supported a proposal requesting that the company publish a report describing if, and how, Exxon’s lobbying activities (direct and through trade associations) align with the Paris Agreement goal of limiting warming to well below 2°C, and address the risks presented by misaligned lobbying and plans to mitigate these risks.33

In March 2022, the company published its Climate Lobbying Report.34 In this report, the company reviewed its trade associations’ climate statements and positions and characterized their policy positions and advocacy actions as “aligned, partially aligned, or misaligned with helping society achieve its ambition for a net-zero future.”35 Exxon did find that two of the 51 trade associations it reviewed are misaligned with a net zero future – the Association of Fuel and Petrochemical Manufacturers (AFPM) and the Independent Petroleum Association of America (IPAA).36 Exxon also notes that it will encourage trade associations which it identifies as misaligned to develop stronger and/or additional climate-related positions, and will reassess its memberships.37

However, some of the organizations that Exxon has identified as “aligned” with a net zero future have documented track records of being broadly hostile or obstructionist to climate policies. For example, Exxon lists the American Petroleum Institute (API) as the largest individual recipient of Exxon lobbying funds, and highlights its “important” work on climate change, specifically the API’s Climate Action Framework and its carbon price policy.38 While Exxon assessed API as “aligned” with a net zero future, API actually receives a failing “F” grade from InfluenceMap.39 A recent example of misaligned lobbying includes API’s $2 million spend on lobbying and advertising in the first half of 2021 to oppose the climate provisions of the Biden administration’s Build Back Better plan.40

The House Committee on Oversight and Reform specifically includes API in its current investigation into the role of the fossil fuel industry and climate disinformation, noting that “public reporting indicates that API… worked to prevent serious action on global warming by generating doubt about the documented dangers of fossil fuels and misrepresenting the scale of [its] efforts to develop alternative energy technologies…”41 In its own review of API’s lobbying spending since 2011, the House Committee notes that API did not report lobbying on any of the 28 bills related to the Paris Agreement or on carbon pricing, and 74.3 percent of the lobbying API reported since 2011 has been on tax issues.42

In June 2021, a senior lobbyist for Exxon spoke extensively to an undercover reporter and detailed the tactics employed by Exxon to obstruct climate change legislation, including the use of “’shadow groups’ to protect its investments.”43 This lobbyist also told the undercover reporter that Exxon’s support for carbon pricing was just “a talking point,” and another Exxon lobbyist told the same reporter that the biggest win for Exxon under the Trump administration had been a reduction in the corporate tax rate.44

Shareholder Proposal Related to Climate

In addition to voting against Directors Woods and Hooley, shareholders may wish to support several climate-related shareholder proposals:

Follow This filed a proposal (item 6) requesting that “the Company to set and publish medium- and long-term targets to reduce the greenhouse gas (GHG) [emissions] of the Company’s operations and energy products (Scope 1, 2, and 3) consistent with the goal of the Paris Climate Agreement: to limit global warming to well below 2°C above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5°C.”45

Arjuna Capital filed a proposal (item 7) requesting that the company issue a report describing how the company could alter its business model to yield profits while aligned to the goal of limiting warming to 1.5°C, “by substantially reducing its dependence on fossil fuels.”46

Christian Brothers Investment Services filed a proposal (Item 8) requesting that Exxon’s Board of Directors seek an “audited report assessing how applying the assumptions of the International Energy Agency’s Net Zero by 2050 pathway would affect the assumptions, costs, estimates, and valuations underlying its financial statements…”47 This proposal is similar to a 2021 proposal, which was supported by 48.9 percent of shares voted.48 The proponent argues that while Exxon discusses the IEA NZE in its scenario planning, its disclosures do not fulfill the requests of the proposal, citing a Carbon Tracker analysis that demonstrates that the company’s discussion is “qualitative” and does not include a “reasonable assurance” from an independent auditor.49

Conclusion: ExxonMobil has failed to set adequate net zero targets, align its capital investments with limiting warming to 1.5°C, or ensure its policy influence activities would support doing so. Therefore, we recommend that shareholders vote AGAINST Darren Woods (Item 1.7) and Lead Director Joseph Hooley (Item 1.11) at the company’s annual meeting on May 25, 2022.

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to reach disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is systemic, escalating and irreversible - and corporate boards urgently need to take responsibility for averting and mitigating this risk.

The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net zero by 2050 at the latest.50 According to the International Energy Agency (IEA), in order to achieve net zero emissions globally by 2050, the electricity sector must reach net zero emissions in OECD countries no later than 2035 and there can be no investment in new fossil fuel production from today.51 The IPCC also recognizes that reducing rates of deforestation and forest degradation also represents one of the most effective and robust options for climate change mitigation.52

That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, capital expenditures, and policy influence to those targets. Despite the escalating climate crisis, systemically important U.S. companies continue to invest in the expansion and continued use of fossil fuels, further accelerating global warming.53

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool – their proxy voting power – to vote against directors.

Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won thus far have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Key Sectors Are Critical to Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors are key drivers of the production and consumption of fossil fuels and must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors. Similarly, companies driving deforestation – including companies that source key deforestation-linked agricultural commodities, driving market demand for one of the greatest threats to the world’s forests – must adopt comprehensive climate policies and end deforestation.

Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for lobbying and policy influence practices that obstruct climate action, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting Guide: Oil & Gas

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80% of carbon emissions from the U.S. energy system.54 The U.S. is the largest petroleum and fossil gas producer in the world, having overtaken Saudi Arabia and Russia in recent years.55 In general, U.S. oil companies lag behind their European peers in adopting net zero by 2050 ambitions56, or investing in renewable energy production.57

To stay within the available carbon budget to limit warming to 1.5°C, not only must oil and gas companies decarbonize their own emissions, but global consumption of fossil fuels must fall as well.58 In May 2021, the IEA set out the implications of a 1.5°C pathway for the oil and gas sector in its ‘Net Zero by 2050’ scenario (“NZE”).59 Prior IEA scenarios such as the Beyond 2°C Scenario (aligned to limiting warming to 1.75°C by 206060) and the Sustainable Development Scenario (aligned to the Paris Agreement’s upper target of well below 2°C61), still fell short of limiting warming to 1.5°C.

Under the NZE, fossil fuel use falls dramatically and can be satisfied with existing assets, with no need to invest in new oil and gas fields, and no new coal mines or mine extensions.62 However, according to analyses by Carbon Tracker, the world’s largest oil companies have projects both sanctioned (those currently producing or under development) and unsanctioned (those not yet under development) over the course of the next two decades that would exceed the carbon budget for 2.0°C of global warming, let alone 1.5°C.63 This signals that many companies are not yet fully committed to meaningful reductions. While oil demand fell in 2020 due to COVID-19 disruptions,64 oil demand and pricing are currently rebounding,65 and any expansion plans are fundamentally at odds with the immediate global production reductions required within most Paris Agreement-aligned scenarios.66

As shale-focused companies rely primarily on continued new drilling to sustain production, these companies are particularly at risk: in order to limit to 1.5°C and be aligned with the IEA NZE, shale-focused companies in particular must reduce production by more than 80%.67 However, many U.S. companies continue to expand into shale-rich regions such as the Permian Basin68 (see Capital Allocation section). The Permian is predicted to account for much of the growth in US oil production, and much of this will likely be exported and burned overseas; an Occidental Petroleum company executive recently noted the trend by saying “every single molecule from here on out has to be exported.”69

Target setting

To avoid the risk of global temperature overshoot, emissions need to fall by 45% from 2010 levels by 2030, reaching net zero by 2050.70 Netzero commitments should incorporate interim targets and milestones that allow accelerated emissions reduction between now and 2030 rather than delaying the hard task of emissions reduction until after that date. Because the majority of the emissions for oil and gas companies – estimated between 75 and 88 percent – are attributed to the use of products sold,71 72 net zero commitments must include downstream scope 3 emissions, rather than just focusing on the company’s operational (scope 1 and 2) emissions.

Net zero commitments should cover projects on a full equity share basis, such that all joint ventures and subsidiaries are covered by the company-wide target. Companies should achieve net zero by 2050 with limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage (CCUS). Relying on CCUS–rather than phasing out the production of fossil fuels–is a risky strategy73; even pro-CCUS sources acknowledge that many proposed CCUS technologies are as yet unproven, and a massive infrastructure investment and buildout would be required to capture enough carbon to limit warming to 1.5°C.74 Oil and gas companies should clearly disclose specific plans to use offsets or negative emissions to achieve net zero emissions by 2050, so that investors may assess the quality and credibility of their plans.

KEY DATA SOURCES:

●	CDP (formerly Carbon Disclosure Project), company survey responses[75]

●	Science-Based Targets Initiative, Companies list[76] and Sector Guidance[77]

●	Climate Action 100+, Disclosure Indicators 1-4[78]

●	Oil Change International, Big Oil Reality Check[79]

Capital allocation

Given that oil supplies currently in production already exceed the carbon budget for limiting warming to 1.5°C, oil and gas companies must immediately cease approving investment in new projects that fall outside the carbon budget. At minimum, Arctic and oil sands projects should be halted because they are inconsistent with limiting warming to 1.5°C80, economically marginal due to elevated production costs, and carry additional environmental and human rights risks.81

Oil production in the Permian Basin in Texas and New Mexico – almost entirely fracking82–has nearly quadrupled from 2010 to today,83 while natural gas production has more than tripled.84 According to an analysis conducted by Oil Change International, carbon emissions from Permian oil and gas production through 2050 could alone exhaust nearly 10% of the global 1.5°C carbon budget.85 The climate impact of Permian oil and gas is even greater than coal based on the amount of methane that escapes into the atmosphere during hydraulic fracking.86 It is estimated that the Permian Basin has a 60% higher methane leakage rate than other U.S oil and gas regions.87 Given that the vast majority of these emissions would come from wells not yet in production at the end of 2020, much of these emissions could be avoided if companies simply halted all drilling of new wells.88

Investors should use the NZE scenario as a floor to assess companies’ climate policies, transition scenarios and capital allocation alignment. Importantly, no new oil or gas fields should be approved for development under a 1.5°C pathway; no investment in new oil and gas production should be undertaken;89 and production levels must fall by the 2030s.90 Under such a scenario, asset stranding of additional production assets as well as existing assets is a major risk to investors.91

KEY DATA SOURCES

●	Rainforest Action Network, Banking on Climate Chaos[92]

●	Carbon Tracker, Fault Lines (2020)[93] and Adapt to Survive (2021)[94]

●	Carbon Tracker, Company Profiles: Oil & Gas Companies[95]

●	Climate Action 100+, Climate Action 100+ Net-Zero Company Benchmark: Company assessments, see Disclosure Indicator 6[96]

Policy influence

Oil and gas companies must fully align their policy influence activities, including political spending and lobbying, with the policy settings required to accelerate sector-wide emissions reductions on a timeline necessary to limit warming to 1.5°C. Oil and gas companies must provide full disclosure of all political and lobbying spending in all jurisdictions to allow investors to assess this alignment. Finally, companies must ensure the alignment of the policy influence activities of any trade associations or similar entities of which they are members or to which they contribute with 1.5°C outcomes, or cease membership of such organizations.

KEY DATA SOURCES:

●	Climate Action 100+ Net-Zero Company Benchmark: Company assessments, see Disclosure Indicator 7[97]

●	InfluenceMap, List of companies and influencers[98]

Summary table

TARGET SETTING	1.1	Net zero by 2050 commitment that covers all relevant emissions sources, in particular scope 3 emissions from the burning of products sold, and on a full equity share basis
	1.2	Net zero commitment has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage
	1.3	Company has adopted robust interim targets, including substantial reductions by 2030
CAPITAL ALLOCATION	2.1	Company has a plan to realign capital expenditures to meet a net zero decarbonization commitment, including substantial reductions in production in line with the IEA Net Zero by 2050 Scenario
POLICY INFLUENCE	3.1	Alignment of policy influence activities with net zero target and limiting warming to 1.5°C

1Analysis using Urgewald’s Global Oil and Gas Exit List (GOGEL), available at https://gogel.org/ Expenditure is a 3-year average from 2019-2021.

2 Analysis using Urgewald’s Global Oil and Gas Exit List (GOGEL), available at https://gogel.org/ Expenditure is a 3-year average from 2019-2021.

3 Climate Action 100+, “Companies,” https://www.climateaction100.org/whos-involved/companies/ , accessed March 16, 2022

4 US Energy Information Administration, ‘Total Energy.’ Data browser. https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13, accessed March 1, 2022

5 US Energy Information Administration, “United States Remains Largest Producer of Petroleum and Natural Gas Hydrocarbons,” https://www.eia.gov/todayinenergy/detail.php?id=26352, accessed March 1, 2022

6 International Energy Agency (IEA), Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021. https://www.iea.org/reports/net-zero-by-2050

7 IEA, ‘Net Zero by 2050,’ Figure 3.4, p. 103

8 ExxonMobil, “Governance” (website), https://corporate.exxonmobil.com/Sustainability/Energy-and-Carbon-Summary/Governance, accessed April 15, 2022

9 ExxonMobil, Schedule 14A, filed April 7, 2022, https://www.sec.gov/Archives/edgar/data/34088/000119312522098314/d280259ddef14a.htm p. 17

10 ExxonMobil, “ExxonMobil Announces an Ambition for Net Zero Greenhouse Gas Emissions by 2050,” January 18. 2022, https://corporate.exxonmobil.com/News/Newsroom/News-releases/2022/0118_ExxonMobil-announces-ambition-for-net-zero-greenhouse-gas-emissions-by-2050

11 ExxonMobil, Advancing Climate Solutions: 2022 Progress Report, https://corporate.exxonmobil.com/-/media/Global/Files/Advancing-Climate-Solutions-Progress-Report/2022/ExxonMobil-Advancing-Climate-Solutions-2022-Progress-Report.pdf?la=en&hash=AFC42B15F21ADB081F9A35AA685385A3287F48E5 pp/ 47-48. Note that Exxon’s 2022 disclosure does not provide insight into emissions for the year ending December 31, 2021, and instead repeats data for the year ending December 31, 2020, disclosed in the previous year’s report. Additionally note that the company reports total emissions for 2020 as 111 million metric tonnes in the 2022 report but 112 million metric tonnes in the 2021 report.

12 ExxonMobil, Advancing Climate Solutions: 2022 Progress Report, p.4

13 Climate Action 100+, “ExxonMobil” (company assessment), March 30, 2022, https://www.climateaction100.org/company/exxon-mobil-corporation/

14 ExxonMobil, “ExxonMobil announces corporate plans to 2027 – supports approximately doubling earnings and cash flow potential, reducing emissions,” December 1, 2021, https://corporate.exxonmobil.com/News/Newsroom/News-releases/2021/1201_ExxonMobil-announces-plans-to-2027-doubling-earnings-and-cash-flow-potential-reducing-emissions

15 Climate Action 100+, “ExxonMobil” (Company Assessment), March 30, 2022 https://www.climateaction100.org/company/exxon-mobil-corporation/

16 Carbon Tracker, Adapt to Survive, September 2021, https://carbontracker.org/reports/adapt-to-survive/, p 35 .. Sanctioned refers to those currently producing or under development, and unsanctioned refers to those not yet under development.

17 Carbon Tracker, “ExxonMobil Corporation” (company profile), https://og.companyprofiles.carbontracker.org/Exxon%20Mobil%20Corporation, accessed April 12, 2022

18 Carbon Tracker, “ExxonMobil Corporation” (company profile), https://og.companyprofiles.carbontracker.org/Exxon%20Mobil%20Corporation, accessed April 12, 2022

19 Carbon Tracker, Adapt to Survive, September 2021, https://carbontracker.org/reports/adapt-to-survive/, p. 7

20 ExxonMobil, Advancing Climate Solutions - 2022 Progress Report, February 2022, https://corporate.exxonmobil.com/-/media/Global/Files/Advancing-Climate-Solutions-Progress-Report/2022/ExxonMobil-Advancing-Climate-Solutions-2022-Progress-Report.pdf?la=en&hash=AFC42B15F21ADB081F9A35AA685385A3287F48E5; ExxonMobil, “Outlook for Energy,” (website), https://corporate.exxonmobil.com/Energy-and-innovation/Outlook-for-Energy, accessed April 15, 2022

21 Coffin, Mike. “ExxonMobil is planning on climate failure despite advancing climate solutions,” February 8, 2022 https://carbontracker.org/exxonmobil-is-planning-on-climate-failure-despite-advancing-climate-solutions/

22 Climate Action 100+, ‘Company Profile’ (2022).

23 InfluenceMap, “ExxonMobil” (company profile), https://lobbymap.org/company/Exxon-Mobil/projectlink/Exxon-Mobil-In-Climate-Change , Accessed April 12, 2022

24 U.S. House Committee on Oversight and Reform, “Letter to Mr. Darren Woods,” September 16, 2021, https://oversight.house.gov/sites/democrats.oversight.house.gov/files/2021-09-16.CBM%20Khanna%20to%20Woods-ExxonMobil%20re%20Disinformation%20FINAL%20PDF%20v2.pdf

25 U.S. House Committee on Oversight and Reform, “Letter to Mr. Darren Woods,” September 16, 2021, https://oversight.house.gov/sites/democrats.oversight.house.gov/files/2021-09-16.CBM%20Khanna%20to%20Woods-ExxonMobil%20re%20Disinformation%20FINAL%20PDF%20v2.pdf, page 6

26 U.S. House Committee on Oversight and Reform, “Letter to Mr. Darren Woods,” September 16, 2021, https://oversight.house.gov/sites/democrats.oversight.house.gov/files/2021-09-16.CBM%20Khanna%20to%20Woods-ExxonMobil%20re%20Disinformation%20FINAL%20PDF%20v2.pdf, p. 1

27 U.S. House Committee on Oversight and Reform, “Chairs Maloney, Khanna to Hold Hearing with Climate Experts and Environmental Advocates on Big Oil’s Climate Pledges” (press release), February 4, 2022, https://oversight.house.gov/news/press-releases/chairs-maloney-khanna-to-hold-hearing-with-climate-experts-and-environmental

28 Jordan, David, “House Panel Presses Oil Executives on CLimate Disinformation,” Roll Call, October 28, 2021, https://rollcall.com/2021/10/28/house-panel-presses-oil-executives-on-climate-disinformation/

29 Joselow, Maxine, “House Panel Broadens Probe into Climate Disinformation,” Washington Post, https://www.washingtonpost.com/climate-environment/2022/01/21/house-panel-broadens-probe-into-climate-disinformation-by-big-oil/

30 Sobczyk, Nick, “Democrats Give Oil Leaders Last Chance To Testify,” E&E News, February 4, 2022, https://www.eenews.net/articles/democrats-give-oil-leaders-last-chance-to-testify/

31 U.S. House Committee on Oversight and Reform, “Letter to Dr. Susan Avery,” January 20, 2022, https://oversight.house.gov/sites/democrats.oversight.house.gov/files/2022-01-20.CBM%20Khanna%20to%20Avery-Exxon%20re%20Witness%20Invitation.pdf pp. 2-3

32 ExxonMobil, Form 8-K, filed June 2, 2021, https://www.sec.gov/ix?doc=/Archives/edgar/data/34088/000003408821000031/xom-20210526.htm p. 4

33 ExxonMobil, Schedule 14A, filed March 16, 2021, https://www.sec.gov/Archives/edgar/data/0000034088/000119312521082140/d94159ddefc14a.htm, p. 80

34 ExxonMobil, 2021 Climate Lobbying Report, https://corporate.exxonmobil.com/-/media/Global/Files/policy/Climate-lobbying/2021-Climate-Lobbying-Report.pdf

35 ExxonMobil, ’2021 Climate Lobbying Report,’ p. 15

36 ExxonMobil, ’2021 Climate Lobbying Report,’ p. 19

37 Climate Lobbying Report, p. 11

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83 Please see chart: Total Oil Production in the Permian Basin

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